EXHIBIT 99.16
Execution Version

PENGROWTH ENERGY CORPORATION
FOURTH AMENDMENT TO
NOTE PURCHASE AGREEMENT DATED AS OF OCTOBER 18, 2012
U.S.$35,000,000 Senior Secured Notes, Series A, due October 18, 2019
U.S.$105,000,000 Senior Secured Notes, Series B, due October 18, 2022
U.S.$195,000,000 Senior Secured Notes, Series C, due October 18, 2024
£15,000,000 Senior Secured Notes, Series D, due October 18, 2019
Can.$25,000,000 Senior Secured Notes, Series E, due October 18, 2022
Dated as of November 14, 2019
To the Holders of Notes Named in
the Signature Pages Hereto

Ladies and Gentlemen:

Reference is made to the Note Purchase Agreement dated as of October 18, 2012 among Pengrowth Energy Corporation, a body corporate amalgamated under the laws of the Province of Alberta (the “Company”), and each of the Purchasers listed in Schedule A attached thereto (the “Original Note Purchase Agreement”), pursuant to which the Company issued (a) U.S.$35,000,000 in aggregate principal amount of its 3.49% Senior Secured Notes, Series A, due October 18, 2019 (as amended, restated, supplemented or otherwise modified from time to time prior to the Fourth Amendment Effective Date (as defined below), the “Existing Series A Notes”); (b) U.S.$105,000,000 in aggregate principal amount of its 4.07% Senior Secured Notes, Series B, due October 18, 2022 (as amended, restated, supplemented or otherwise modified from time to time prior to the Fourth Amendment Effective Date, the “Existing Series B Notes”); (c) U.S.$195,000,000 in aggregate principal amount of its 4.17% Senior Secured Notes, Series C, due October 18, 2024 (as amended, restated, supplemented or otherwise modified from time to time prior to the Fourth Amendment Effective Date, the “Existing Series C Notes”); (d) £15,000,000 in aggregate principal amount of its 3.45% Senior Secured Note, Series D, due October 18, 2019 (as amended, restated, supplemented or otherwise modified from time to time prior to the Fourth Amendment Effective Date, the “Existing Series D Notes”); and (e) Can.$25,000,000 in aggregate principal amount of its 4.74% Senior Secured Notes, Series E, due October 18, 2022 (as amended, restated, supplemented or otherwise modified from time to time prior to the Fourth Amendment Effective Date, the “Existing Series E Notes”; the Existing Series A Notes, the Existing Series B Notes, the Existing Series C Notes, the Existing Series D Notes and the Existing Series E Notes, collectively, the “Existing Notes”). You are referred to herein individually as a “Holder” and collectively as the “Holders.” The Original Note Purchase Agreement, as modified by that certain “First Amendment and Waiver to Note Purchase Agreements dated as of October 18, 2012”, dated as of December 21, 2016, that certain “Second Amendment to Note Purchase Agreements dated as of October 18, 2012”, dated as of October 12, 2017 (the “Second Amendment”), that certain “Third Amendment to Note Purchase Agreement dated as of October 18, 2012”, dated September 30, 2019 (the “Third Amendment”) and that certain Most Favored Lender Notice dated March

27, 2019 is referred to herein, collectively, as the “Existing Note Purchase Agreement”. The Existing Note Purchase Agreement, the Existing Notes, the Existing Series A Notes and the Existing Series D Notes, in each case as modified by this “Fourth Amendment to Note Purchase Agreement dated as of October 18, 2012” (this “Agreement”), and as may be further amended, restated, supplemented or otherwise modified from time to time, are referred to herein as the “Note Purchase Agreement”, the “Notes”, the “Series A Notes” and the “Series D Notes”, respectively, except as otherwise specifically stated herein. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Note Purchase Agreement.
WHEREAS, pursuant to the Second Amendment, (i) the Company and the Holders agreed to certain amendments to the Note Purchase Agreement (as in effect immediately prior to the effectiveness of the Second Amendment), and (ii) the Company and certain of its Subsidiaries granted a security interest in the Collateral in favor of the Holders and the other Secured Parties to secure the obligations under the Note Purchase Agreement, the Notes and the other Financing Documents (in each case, as in effect immediately prior to the effectiveness of the Second Amendment);
WHEREAS, pursuant to the Third Amendment, the Company and the Holders agreed to (i) extend the grace period applicable to the interest payment due on the Notes on October 18, 2019 (the “October Interest Payment Date”) until October 26, 2019; and (ii) extend the maturity dates of the Series A Notes and Series D Notes until November 18, 2019 (the “November Maturities”); and
WHEREAS, in connection with the execution of that certain Consent and Support Agreement Relating to an Arrangement of Pengrowth Energy Corporation dated as of November 14, 2019 attached hereto as Exhibit A (the “Support Agreement”), the Company has requested that (i) each of the Holders of Series A Notes and Series D Notes agree to further extend the November Maturities, and the undersigned Holders have agreed to such extensions on the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the premises herein and for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Company and the undersigned Holders agree as follows:
1.          AMENDMENTS TO EXISTING NOTE PURCHASE AGREEMENT

Effective as of the Fourth Amendment Effective Date, the Existing Note Purchase Agreement (including, without limitation, the exhibits thereto) is hereby amended as follows (such amendments, together with the amendments effected pursuant to Section 2, collectively, the “Amendments”):
1.1          All references therein to “November 18, 2019” are replaced by references to “Termination Date (as defined in the Support Agreement)”.
1.2          Schedule B, “Defined Terms” is hereby amended by inserting, in the appropriate alphabetical order, the following defined term:

“Termination Date” shall have the meaning ascribed to it in the Consent and Support Agreement Relating to an Arrangement of Pengrowth Energy Corporation dated as of November 14, 2019, by and among the Consenting Parties, the Company, and Cona (each as defined therein).”
2.          AMENDMENTS TO THE SERIES A NOTES AND THE SERIES D NOTES
Effective as of the Fourth Amendment Effective Date, the Series A Notes and the Series D Notes are hereby, automatically and without any further action on the part of the Company, the Holders or any other Person, amended as follows:
2.1          All references therein to “November 18, 2019” are replaced by references to “Termination Date (as defined in the Support Agreement)”, provided, however, notwithstanding the extension of the maturity of such Notes effected by such replacement, interest shall accrue on the outstanding principal amount of such Notes at the applicable Default Rate commencing on October 18, 2019, payable on the Termination Date (as defined in the Support Agreement) or thereafter on demand.
3.          REPRESENTATIONS AND WARRANTIES
Representations and Warranties. The Company hereby represents and warrants to the Holders, as of the Fourth Amendment Effective Date, as follows:

3.1         Organization and Qualification. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and, where legally applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation, partnership, trust or other legal entity and, where legally applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Company and its Subsidiaries has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement and to perform the provisions hereof.

3.2          Authorization, Etc. This Agreement has been duly authorized by all necessary corporate action on the part of the Company and does not require any registration with, consent or approval of, notice to or action by, any Person (including any Governmental Authority) in order to be effective and enforceable. The execution and delivery of this Agreement constitutes private and commercial acts rather than governmental or public acts of the Company. This Agreement constitutes the legal, valid, and binding obligations of the Company, enforceable in accordance with its respective terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.3          Compliance with Laws, Other Instruments, Etc. The execution, delivery and performance by the Company of this Agreement and the Note Purchase Agreement, as amended hereby, will not (a) contravene, result in any breach of, or constitute a default under or result in the creation of any Lien (other than as contemplated by the Note Purchase Agreement) in respect of any property of the Company or any Subsidiary under, any indenture, mortgage, security agreement, deed of trust, loan, purchase or credit agreement, lease, articles or by-laws or the legal equivalent of the foregoing, or any other agreement or instrument to which the Company or any Subsidiary is bound or by which the Company or any Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or other Governmental Authority applicable to the Company or any Subsidiary, or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Subsidiary.
3.4          Legal, Valid and Binding Obligations. Each of this Agreement, the Note Purchase Agreement, the Notes and each other Financing Document constitutes a legal, valid and binding obligation of the Company and its Subsidiaries party thereto, enforceable against each of them in accordance with its terms.
3.5          No Default or Event of Default. Other than as set forth in Part I of Schedule “C” to the Support Agreement, no event has occurred and is continuing and no condition exists as of the Fourth Amendment Effective Date that, after giving effect to the Amendments set forth herein, would constitute a Default or an Event of Default.
4.          FOURTH AMENDMENT EFFECTIVE DATE
This Agreement, including (without limitation) the Amendments, shall become effective as of the date on which all of the following conditions precedent have been satisfied in full (the “Fourth Amendment Effective Date”):
4.1          Execution and Delivery of this Agreement. All Holders and the Company (collectively the “Parties”) shall have executed and delivered this Agreement and the Parties (or counsel on their behalf) shall have received a counterpart of this Agreement duly executed and delivered by each of the other Parties.
4.2          Bank Facility Amendment. The Parties shall have received a fully executed copy of the “Fourth Amending Agreement” in respect of the Bank Facility (the “Bank Amendment”), in form and substance satisfactory to the Holders, which shall have been duly executed and delivered by the parties thereto and shall be in full force and effect and which provides for, among other things, an extension of the “Maturity Date” as defined therein to no earlier than January 31, 2020.
4.3          Representations and Warranties. The representations and warranties set forth in Section 3 hereof shall be true and correct on the Fourth Amendment Effective Date in all respects.
4.4          Amendment Fees. If any fee or other compensation shall be paid to any lender under any Material Credit Facility in connection with the Bank Amendment (or any extension thereof), then the Company shall pay to each Holder, in immediately available funds, a pro rata fee in an amount equal to such fee or compensation based on the aggregate outstanding principal amount of the Notes held by such Holder immediately prior to the Fourth Amendment Effective Date.

4.5          Payment of Fees. In accordance with the applicable fee agreements, all fees and expenses of the Holders, including without limitation the fees, expenses and disbursements of [REDACTED - NAME OF ADVISORS] invoiced prior to the date hereof shall have been paid in full, and the Company confirms its obligations to continue to pay such fees as set forth in any applicable fee agreement and the Note Purchase Agreement.
5.           MISCELLANEOUS

5.1         Ratification; No Waiver. Subject to the Amendments, the Note Purchase Agreement, the Notes and the other Financing Documents executed prior to the Fourth Amendment Effective Date and each of the other agreements, documents and instruments executed and/or delivered in connection therewith shall remain in full force and effect. The execution, delivery and effectiveness of this Agreement shall not operate as a waiver of any right, power or remedy of the Holders under the Note Purchase Agreement or any other Financing Document, nor constitute a waiver of any provision of the Note Purchase Agreement or any other Financing Document. The execution, delivery and effectiveness of this Agreement shall not be, and shall not be deemed to be, a course of action with respect to the Note Purchase Agreement or any other Financing Document upon which the Company may rely in the future, and the Company hereby expressly waives any claim to such effect.
5.2          Reference to and Effect on the Note Purchase Agreement, Series A Notes and Series D Notes. On and after the date hereof, each reference in the Note Purchase Agreement, and in other documents describing or referencing the Note Purchase Agreement, the Series A Notes or the Series D Notes, to (a) the “Agreement,” “Note Purchase Agreement,” “hereunder,” “hereof,” “herein,” or words of like import referring to the Note Purchase Agreement shall mean and be a reference to the Existing Note Purchase Agreement, as amended hereby, (b) the “Series A Notes” and the “Series D Notes” shall mean and be a reference to either or both the Existing Series A Notes and the Existing Series D Notes, as applicable, as amended hereby and (c) the “Notes”, to the extent referring to either or both the Series A Notes and the Series D Notes, shall mean and be a reference to either or both the Existing Series A Notes and the Existing Series D Notes, as applicable, as amended hereby.
5.3          Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.
5.4          Amendment. No amendment, modification, rescission, waiver or release of any provision of this Agreement shall be effective unless the same shall be in writing and signed by the Company, the Required Holders and all Holders of Series A Notes and Series D Notes (or in the case of amendments that require unanimity, all Holders).
5.5          Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the Parties shall be governed by, the law of the Province of Alberta and the laws of Canada applicable therein.
5.6          Counterparts. This Agreement may be executed in any number of counterparts, each executed counterpart constituting an original, but altogether only one instrument. Delivery of an executed signature page by facsimile or e-mail transmission shall be effective as delivery of a manually signed counterpart of this Agreement.
5.7       Noteholder Representation. Each beneficial holder of Notes that is a signatory hereto, but is not the registered holder of such Notes, represents and warrants that it has the power and authority to bind such registered holder to this Agreement by its execution hereof with the same force and effect as if such registered holder had also executed and delivered this Agreement.

[Signature Pages Follow]

Execution Version

IN WITNESS WHEREOF, the Company and the undersigned Holders have caused this Agreement to be executed and delivered by their respective officer or officers thereunto duly authorized.

PENGROWTH ENERGY CORPORATION

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to Fourth Amendment to Note Purchase Agreement - Pengrowth 2012 NPA

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to Fourth Amendment to Note Purchase Agreement - Pengrowth 2012 NPA

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to Fourth Amendment to Note Purchase Agreement - Pengrowth 2012 NPA

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to Fourth Amendment to Note Purchase Agreement - Pengrowth 2012 NPA

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

[REDACTED - NAME OF HOLDER]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to Fourth Amendment to Note Purchase Agreement - Pengrowth 2012 NPA